Mail Stop 3561
                                                           September 4, 2018


Mr. Thomas F. Wolfe
Chief Financial Officer and Secretary
Camping World Holdings, Inc.
250 Parkway Drive, Suite 270
Lincolnshire, IL 60069

       Re:    Camping World Holdings, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 13, 2018
              Form 10-Q for the Quarterly Period Ended June 30, 2018 Filed August 9, 2018
              File No. 1-37908

Dear Mr. Wolfe:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 95

   1. We note your presentation of Adjusted EBITDA, which includes an adjustment for pre-
      opening store costs related to your Gander Mountain acquisition. Please tell us in more detail, and revise future filings to better explain to your investors, what comprises this adjustment and why you believe this adjustment is appropriate. As part of your response, please tell us how you considered whether these are normal, recurring, cash operating expenses and for how many periods you expect to make similar adjustments. Also tell us the number of Gander Mountain stores to which this adjustment relates, as this appears to be a relatively large expense amount in light of your disclosure on page 11 that as of
 Mr. Thomas F. Wolfe
Camping World Holdings, Inc.
September 4, 2018
Page 2

       December 31, 2017 you only operated two Gander Outdoors stores. In your response, please also apply this comment to your June 30, 2018 Form 10-Q.

   2. We note your presentation of adjusted pro forma net income and adjusted pro forma earnings per fully exchanged and diluted share, which in part adjusts for the reallocation of income attributable to non-controlling interests from the assumed exchange of all outstanding common units in CWGS, LLC for shares of Class A common stock and the related impact on the number of Class A common shares outstanding. Please tell us why you believe it is meaningful and appropriate to assume the exchange of the CWGS, LLC common units and related Class B shares in periods when such exchange is antidilutive.
      As part of your response, please tell us whether you have had any conversations with the
      CWGS, LLC common unitholders that would indicate that this exchange is imminent or received any other indication that the common unitholders are likely to make an uneconomic decision when deciding whether and when to exchange the common units for Class A shares.

   3. We note your presentation of adjusted pro forma net income and adjusted pro forma earnings per fully exchanged and diluted share. Please tell us why you believe it is appropriate to characterize these measures as "pro forma" and how your presentation of these pro forma metrics complies with Article 11 of Regulation S-X. Your response should include, but not be limited to, telling us why you believe presenting this metric for five years is appropriate, particularly since your current capital structure did not exist in most of those periods.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

10. Income Taxes, page 142

   4. We note your October 6, 2016 Tax Receivable Agreement that provides for the payment to the Continuing Equity Owners and Crestview Partners II GP, L.P of 85% of the
      amount of tax benefits. We also note the Tax Receivable Agreement liability recorded on the balance sheet, the $99.7 million re-measurement gain on the income statement and the establishment of the liability and related changes recorded through additional paid in capital. Please tell us in more detail how you are accounting for the Tax Receivable
      Agreement, including your basis in GAAP. In doing so, please tell us which transactions are recorded through equity and which are reflected in the income statement and why the difference in how the transactions are recorded is appropriate. Also, please provide us with a rollfoward of this liability balance from December 31, 2016 through June 30, 2018 and explain the significant activity.
 Mr. Thomas F. Wolfe
Camping World Holdings, Inc.
September 4, 2018
Page 3

14. Acquisition, pages 150

   5. Please disclose the pro forma information required by ASC
805-10-50-2(h)(3) for your
      material acquisitions or state that disclosure of such information is impracticable and why it is impracticable.

   6. We note you recorded significant goodwill from your 2017 acquisitions. As required by
      ASC 805-30-50-1(a), please disclose a qualitative description of the factors that make up the goodwill recognized, and tell us this information in your response.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Financial Statements

Notes to Consolidated Financial Statements

17. Earnings Per Share, page 30

   7. Please tell us the underlying factors that change from period to period and cause the exchange of CWGS, LLC common units into Class A shares to be dilutive in some periods and anti-dilutive in other periods. Your response should include but not be limited to explaining the changes between the year ended December 31, 2017 where the exchange of common units into Class A shares was anti-dilutive and the six months ended June 30, 2018 where the exchange of common units into Class A shares was dilutive. Your response should also explain how you determine what portion of total net income attributable to non-controlling interests you will add back when assuming the exchange of common units into Class A shares, and illustrate your calculation for the six months ended June 30, 2018.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at
(202) 551-
3737 with any questions.

                                                           Sincerely,

                                                           /s/ Jennifer
Thompson

                                                           Jennifer Thompson
                                                           Accounting Branch
Chief
                                                           Office of Consumer
Products